January 27, 2010

VIA FEDEX AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention: John Reynolds, Assistant Director

Re:	Hot Topic, Inc.
Form 10-K for the fiscal year ended January 31, 2009
Filed March 24, 2009
File No. 000-28784

Dear Mr. Reynolds:

We are writing in response to comments received from the staff of the Commission (the “Staff”) by letter dated January 13, 2010 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended January 31, 2009 (the “2009 Form 10-K”) of Hot Topic, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on March 24, 2009. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

The Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosures in the 2009 Form 10-K, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2009 Form 10-K and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments and Company Responses

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

1.

We note that during the second quarter of fiscal year 2008, you began offering a private label Torrid credit card. Please tell us if you receive any fees (i.e. new account fees, usage fees, etc.) from the administrator of the Torrid credit card and, if so, tell us how you account for these fees. In addition, please provide us with a description of your accounting policy for awards granted to divastatus reward program members (e.g. $10 reward certificates for every $200 spent) and a quantification of the related amounts recorded in your financial statements.

United States Securities and Exchange

Commission

January 27, 2010

Page Two

The Company respectfully advises the Staff that it does not receive any fees from the administrator of the private label Torrid credit card. With respect to awards granted to divastatus reward program members, the Company currently provides a $10 reward certificate for every $200 spent on the Torrid credit card, which may be redeemed by the member for $10 off future purchases within 30 days of the certificate’s issuance. The Company’s accounting policy for such awards is to record a reduction of revenue on its income statement upon redemption of the $10 reward certificate by the member. The related amounts have historically not been material. During fiscal 2008, the Company recognized a total reduction to revenue of approximately $28,000 on its income statement related to the redemption of the $10 reward certificates in connection with the Torrid credit card program. In the future, if such amounts become material, the Company, in absence of specific authoritative literature, will recognize the reward obligation as a reduction of revenue based on a systematic and rational allocation of the cost of honoring rewards earned and claimed to each of the underlying revenue transactions that result in progress by the customer toward earning the reward.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 5 – Fair Value Measurements, F-17

2.	We note your disclosure here, on pages 18, 37, 41, and F-7 and in your subsequent period Forms 10-Q stating that you rely on an independent valuation expert to assist in determining the fair value of your auction rate securities. Given your references to the use of an independent valuation expert, please revise your disclosure in the future Exchange Act filings to name this expert and file the appropriate consent. As an alternative, you may delete all references to the use of outside valuation firms in the future Exchange Act filings.

The Company acknowledges the Staff’s comment and confirms that in future Exchange Act filings beginning with its Annual Report on Form 10-K for the fiscal year ending January 30, 2010 (the “2010 Form 10-K”), it will delete the references to the use of an outside valuation firm to assist the Company in determining the fair value of its auction rate securities.

Bonus

3.	We note that the bonus paid to your CEO, COO and CFO and the performance share awards are based upon the net income for Hot Topic Inc. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Regarding the performance share awards, we note your representation in your March 14, 2008 letter that you would disclose such targets “after the line item(s) corresponding to such targets that have been reported in the Company’s historical financial statements.” We are unable to locate such disclosure.

United States Securities and Exchange

Commission

January 27, 2010

Page Three

With respect to the Company’s fiscal 2006 performance share awards, which were based on the achievement of a fiscal 2008 operating income performance goal for the Company as a whole that was established during fiscal 2006, the Company respectfully advises the Staff that since it disclosed that the performance goal was not met and therefore such awards had terminated in their entirety, the Company did not believe that identification of the performance goal itself would provide meaningful or useful information to investors. However, the Company acknowledges its prior representation as noted in the Staff’s comment, and also recognizes that it paid cash bonuses to its CEO, COO and CFO for fiscal 2008 based on the achievement of a fiscal 2008 net income performance goal for the Company as a whole that was established in March 2008. Accordingly, the Company confirms that in its proxy statement to be filed in or about April 2010, the relevant portions of which will be incorporated by reference into the 2010 Form 10-K, it will disclose the historical performance goals for the Company as a whole for its fiscal 2006 performance share awards and the fiscal 2008 cash bonuses for its CEO, COO and CFO. The Company will also provide analogous disclosure with respect to its fiscal 2007 performance share awards and its fiscal 2009 cash bonuses for executive officers that are based on an operating income or net income performance goal for the Company as a whole.

Exhibits and Financial Statement Schedules

4.	Please file the amended and restated employment agreement for John W. Kirkpatrick dated December 23, 2008 as referred to on page 40 of the company’s proxy statement.

The Company acknowledges the Staff’s comment and will file the amended and restated employment agreement for John W. Kirkpatrick dated December 23, 2008, as an exhibit to the 2010 Form 10-K.

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The Company respectfully requests the Staff’s assistance in completing the review of the Company’s response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (626) 839-4682.

Sincerely,

Hot Topic, Inc.

/s/ JAMES MCGINTY

James McGinty

Chief Financial Officer

Enclosures

cc:	Pamela Howell, Securities and Exchange Commission
Ethan Horowitz, Securities and Exchange Commission
Elizabeth McLaughlin, Hot Topic, Inc.
Jonathan Block, Hot Topic, Inc.
Jason Kent, Cooley Godward Kronish LLP